SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                               For April 9, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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PRESS RELEASE


                          CNOOC Offers 10 New Blocks

(Hong Kong, April 9 2004) CNOOC Limited (the "Company", SEHK: 883, NYSE: CEO) announced today that its parent company, China National Offshore Oil Corporation ("CNOOC") is offering 10 new exploration blocks offshore China to international oil and gas companies for production sharing contract ("PSC") exploration, effective immediately. All interested companies can make their inquiries with CNOOC's legal and contract department (for details please see www.cnooc.com.cn). In addition, the remaining deepwater blocks continue to be open to interested parties.

The newly offered 10 blocks cover a total area of 35,158 square kilometers. One block is located in Bohai Bay, one block in South Yellow Sea Basin, one block in East China Sea, four blocks in Eastern South China Sea and three in Western South China Sea.

The blocks ready for PSCs have seen some degree of exploration activities.

CNOOC, under the current Chinese regulations, has the exclusive rights to cooperate with foreign oil and gas companies offshore China.

-END-

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producer in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited. These forward-looking statements are based on


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current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
         carol.chan@knprhk.com
         ---------------------
         charlotte.kong@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                      CNOOC Limited



                                      By:  /s/ Cao Yunshi
                                           ---------------------
                                           Name:  Cao Yunshi
                                           Title:  Company Secretary

Dated: April 9, 2004